SICHENZIA ROSS FRIEDMAN FERENCE LLP
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May 15, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Hugh Fuller, Esq.
Mail Stop 4561

Re: USTelematics, Inc. (the “Company”)
Registration Statement on Form SB-2
File No. 333-140129

Dear Mr. Fuller:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 to the Company’s registration statement on Form SB-2 (the “Registration Statement”) that was filed on March 16, 2007. One of the copies has been marked to show changes from the Registration Statement.

By letter dated April 4, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Registration Statement. Following are the Company’s responses to the Staff’s comments. For ease of reference, each response is preceded by the Staff’s comment.

Form SB-2

General

1. You propose to register the sale of 11,389,724 shares in transactions the prospectus describes as resales. Given the size of the proposed offering, relative to the number of shares outstanding that are held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at the market offering under Rule 415(a)(4).

We have reviewed the analysis provided in your response letter, with respect to prior comment 2 of our letter dated February 17, 2007. However, we currently are not persuaded the offering should be viewed as a secondary one. For example, in asserting that the offering is not a primary one, you indicate that the company has “already received the proceeds of the sale”. However, the funds were received by the company as debt capital, and the offering will have a direct effect on the rights and obligations of the company. Through the offering, the company will be relieved of the obligation to repay the funds, as debt investments are converted to permanent equity capital. Additionally, the number of shares to be offered is very large in relation to the shares that are outstanding and held by non-affiliated holders. The selling shareholders include entities that propose to dispose of shares that are large both in relation to the number of outstanding shares held by non-affiliates, and in relation to the number of shares proposed to be offered. Additionally, the nature of the business activities of purported selling shareholders such as Longview Fund, Alpha Capital, and Crescent International, is unclear. If you disagree with our views, please more fully explain the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i), In any such response, ensure that you discuss whether any of the selling shareholders is in the business of buying and selling securities, and discuss the historical and planned activities of Longview Fund, Alpha Capital and Crescent International in particular.

By letter dated April 24, 2007, we responded to this comment on behalf of the Company. Based on subsequent telephone conferences, the Company has agreed to reduce the total number of shares included in the Registration Statement for resale to 1,804,800.

2. In a number of instances your filing refers to a “market price” of $.50 per share. However, you note in several instances that there is no market price for your common stock and that the $.50 per share amount was selected by the parties to the debenture transactions. To inform potential investors of the potential benefits to be received by the selling security holders, it appears more appropriate to use the $.75 per share price at which the shares will be initially offered, rather than an amount which does not represent a price established in any market. Please revise throughout.

The Company advises the Staff supplementally that the valuation of $.50 per share was the result of an arm’s length negotiation, rather than a selection as previously indicated to you, between the Company and the investors in the financing that was completed in December 2006 (the “December Financing”). As a result, the $.50 does represent a price established in a market, albeit not a public market. Therefore, changing the price as suggested by the Staff would not be an accurate reflection of the price independent and sophisticated buyers were willing to pay.

The sale price of the shares offered by the Company was required to be no less than $.75, as a lower price would trigger price protection provisions in the warrants that were issued in the December Financing.

3. In several places, such as on page 1, you refer to “fixed” conversion rates of the debentures and exchange debentures. Please modify the description of the conversion rate to indicate that the initial conversion rate will be reduced to any lower price at which shares are sold or to any lower exercise or conversion rate contained in subsequently sold securities.

The Company has made revisions in accordance with the Staff’s comment. See pages 1, 13 and 28 of the Registration Statement.

Recent Financing, page 27

4. Please disclose the reasonable basis for your statement, on page 28, that you “intend to repay in full all amounts due under the Debentures in cash” as requested in our prior comment 10. Discuss the events that must occur or the conditions that must be satisfied to enable you to repay the debentures in cash. Your financial position, as evidenced by the financial statements, suggests that resources that could be used to pay indebtedness are substantially exceeded by the approximately $4 million of indebtedness due upon maturity of the debentures.

Upon reflection, the Company has agreed to revise the disclosure to the effect that our cash position may not permit us to repay the debentures in cash. See pages 12 and 29 of the Registration Statement.

5. The disclosure in response to our prior comment 5 beginning on page 31 does not contain the requested “total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note(s).” Please revise to include this disclosure.

The Company has made revisions in accordance with the Staff’s comment. See page 33 of the Registration Statement.

6. Please delete the references to the comment numbers from our letter of February 15, 2007 that are included on page 54 of the prospectus. These references should be replaced with text that informs potential investors about the nature of the information being presented and its significance.

The Company has made revisions in accordance with the Staff’s comment. See page 36 of the Registration Statement.

7. The column “Total possible shares selling shareholders may receive.. .“ on page
31 does not appear to include the additional shares that may be received in the event the penalty provisions of he registration rights agreement are triggered. Please expand to discuss the potential impact of those provisions, in a footnote or in another appropriate manner. Although the company chooses the form of payment, we note that if the share option is selected, those shares would be valued based on future market prices.

The Company has added a footnote to the table in accordance with the Staff’s comment. See page 33 of the Registration Statement.

8. Please refer to comment 8 of our letter dated February 17, 2007. By footnote to the table on page 35, or in another appropriate manner, please present the percentages sought in the fifth bullet-point of prior comment 8.

The Company advises the Staff that the requested information was omitted because the number of shares held by selling shareholders, affiliates of the company, or affiliates of the selling shareholders is negligible. Therefore, the requested disclosure would not be meaningful.

Plan of Distribution, page 37

9. You limit your response to comment number 10 of our letter dated February 17, 2007, to matters within the knowledge of the company. Please eliminate the knowledge qualifier, and provide the previously requested information, after inquiry of the proposed selling security holders.

The Company advises the Staff that no public market exists for the Company’s securities. Therefore, no short positions are possible in the Company’s stock.

10. In your response to our prior comment 13, you state that the Company is unaware of any disclosures suggesting that the sharers (Sic) may be offered by persons other than Mr. Leventhal. Please see the final sentence in the fourth paragraph on page 37 in this regard and revise as appropriate.

The Company has revised the disclosure to reflect that no person other than its President (and possibly registered broker-dealers) has been authorized to sell the shares on its behalf.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

/s/ Louis A. Brilleman